Filed Pursuant to Rule 433
Registration No. 333-202840

Wells Fargo & Company Market Linked Securities

Market Linked Securities – Leveraged Upside Participation and Contingent Downside

Principal at Risk Securities Linked to the S&P 500® Index due February 8, 2021

Term Sheet to Preliminary Pricing Supplement No. 799 dated January 5, 2017

Summary of terms

Issuer	Wells Fargo & Company
Term	Approximately 4 years
Market Measure	S&P 500® Index (the “Index”)
Pricing Date	January 31, 2017*
Issue Date	February 7, 2017*
Original Offering Price	$1,000 per security (100% of par)
Redemption Amount at Maturity	See “How the redemption amount is calculated” on page 3
Stated Maturity Date	February 8, 2021*
Starting Level	The closing level of the Index on the pricing date
Ending Level	The closing level of the Index on the calculation day
Threshold Level	70% of the starting level
Participation Rate	[110% to 120%], to be determined on the pricing date
Calculation Day	February 1, 2021*
Calculation Agent	Wells Fargo Securities, LLC, an affiliate of the issuer
Denominations	$1,000 and any integral multiple of $1,000
Agent Discount	2.325%; dealers, including those using the trade name Wells Fargo Advisors (WFA), may receive a selling concession of up to 2.25% and WFA will receive a distribution expense fee of 0.075%
CUSIP	94986R3G4

*To the extent that the issuer makes any change to the expected pricing date or expected issue date, the calculation day and stated maturity date may also be changed in the issuer’s discretion to ensure that the term of the securities remains the same.

Investment description

•	Linked to the S&P 500® Index

•	Unlike ordinary debt securities, the securities do not pay interest or repay a fixed amount of principal at maturity. Instead, the securities provide for a payment at maturity that may be greater than, equal to or less than the original offering price of the securities, depending on the performance of the Index from its starting level to its ending level.
The payment at maturity will reflect the following terms:

o If the level of the Index increases:

You will receive the original offering price plus 110% to 120% (to be determined on the pricing date) participation in the upside performance of the Index

o If the level of the Index decreases but the decrease is not more than 30%:

You will be repaid the original offering price

o If the level of the Index decreases by more than 30%:

You will have full downside exposure to the decrease in the level of the Index from the starting level, and you will lose more than 30%, and possibly all, of the original offering price of your securities

•	Investors may lose some, or all, of the original offering price

•	All payments on the securities are subject to the credit risk of Wells Fargo & Company, and you will have no ability to pursue any securities included in the Index for payment; if Wells Fargo & Company defaults on its obligations, you could lose some or all of your investment

•	No periodic interest payments or dividends

•	No exchange listing; designed to be held to maturity

On the date of the accompanying preliminary pricing supplement, the estimated value of the securities is approximately $937.14 per security. While the estimated value of the securities on the pricing date may differ from the estimated value set forth above, the issuer does not expect it to differ significantly absent a material change in market conditions or other relevant factors. In no event will the estimated value of the securities on the pricing date be less than $922.14 per security. The estimated value of the securities was determined for the issuer by Wells Fargo Securities, LLC using its proprietary pricing models. It is not an indication of actual profit to the issuer or to Wells Fargo Securities, LLC or any of the issuer’s other affiliates, nor is it an indication of the price, if any, at which Wells Fargo Securities, LLC or any other person may be willing to buy the securities from you at any time after issuance. See “Investment Description” in the accompanying preliminary pricing supplement.

The securities have complex features and investing in the securities involves risks not associated with an investment in conventional debt securities. See “Selected Risk Considerations” in this term sheet, “Selected Risk Considerations” in the accompanying preliminary pricing supplement and “Risk Factors” in the accompanying product supplement.

This introductory term sheet does not provide all of the information that an investor should consider prior to making an investment decision.

Investors should carefully review the accompanying preliminary pricing supplement, product supplement, market measure supplement, prospectus supplement and prospectus before making a decision to invest in the securities.

NOT A BANK DEPOSIT AND NOT INSURED OR GUARANTEED BY THE FDIC OR ANY OTHER GOVERNMENTAL AGENCY

Hypothetical payout profile

The profile to the right is based on a hypothetical participation rate of 115% (the midpoint of the specified range for the participation rate) and a threshold level equal to 70% of the starting level.

This graph has been prepared for purposes of illustration only. Your actual return will depend on the actual ending level, the actual participation rate and whether you hold your securities to maturity.

Hypothetical returns

Hypothetical ending level	Hypothetical percentage change from the hypothetical starting level to the hypothetical ending level	Hypothetical redemption amount payable at stated maturity per security	Hypothetical pre-tax total rate of return	Hypothetical pre-tax annualized rate of return(1)
3951.20	75.00%	$1,862.50	86.25%	16.15%
3386.75	50.00%	$1,575.00	57.50%	11.67%
3160.96	40.00%	$1,460.00	46.00%	9.67%
2935.18	30.00%	$1,345.00	34.50%	7.54%
2709.40	20.00%	$1,230.00	23.00%	5.24%
2483.61	10.00%	$1,115.00	11.50%	2.74%
2370.72	5.00%	$1,057.50	5.75%	1.40%
2257.83(2)	0.00%	$1,000.00	0.00%	0.00%
2032.05	-10.00%	$1,000.00	0.00%	0.00%
1919.16	-15.00%	$1,000.00	0.00%	0.00%
1806.26	-20.00%	$1,000.00	0.00%	0.00%
1580.481	-30.00%	$1,000.00	0.00%	0.00%
1557.90	-31.00%	$690.00	-31.00%	-9.05%
1128.92	-50.00%	$500.00	-50.00%	-16.58%
564.46	-75.00%	$250.00	-75.00%	-31.78%

Assumes a hypothetical participation rate of 115% (the midpoint of the specified range of the participation rate). Each security has an original offering price of $1,000.

(1) The annualized rates of return are calculated on a semi-annual bond equivalent basis with compounding.

(2) The hypothetical starting level. The actual starting level will be determined on the pricing date.

The above figures are for purposes of illustration only and may have been rounded for ease of analysis. The actual amount you receive at stated maturity and the resulting pre-tax rate of return will depend on the actual starting level, ending level and participation rate.

How the redemption amount is calculated

The redemption amount payable at maturity will be determined as follows:

•	If the ending level is greater than or equal to the starting level, the redemption amount will be equal to $1,000 plus

$1,000 ×	ending level – starting level	× participation rate
starting level

•	If the ending level is less than the starting level, but greater than or equal to the threshold level, the redemption amount will be equal to $1,000

•	If the ending level is less than the threshold level, the redemption amount will be equal to $1,000 minus

$1,000 ×	starting level – ending level
starting level

If the ending level is less than the threshold level, you will lose more than 30%, and possibly all, of the original offering price of your securities at maturity.

S&P 500® Index daily closing levels*

*The graph above sets forth the daily closing levels of the Index for the period from January 1, 2007 to January 3, 2017. The closing level on January 3, 2017 was 2257.83. The historical performance of the Index is not an indication of the future performance of the Index during the term of the securities.

Selected risk considerations

The risks set forth below are discussed in detail in the “Selected Risk Considerations” section in the accompanying preliminary pricing supplement and the “Risk Factors” section in the accompanying product supplement. Please review those risk disclosures carefully.

•	If The Ending Level Is Less Than The Threshold Level, You Will Lose More Than 30%, And Possibly All, Of The Original Offering Price Of Your Securities At Stated Maturity.
•	No Periodic Interest Will Be Paid On The Securities.
•	The Securities Are Subject To The Credit Risk Of Wells Fargo.
•	The Estimated Value Of The Securities On The Pricing Date, Based On Wells Fargo Securities, LLC’s Proprietary Pricing Models, Will Be Less Than The Original Offering Price.
•	The Estimated Value Of The Securities Is Determined By The Issuer’s Affiliate’s Pricing Models, Which May Differ From Those Of Other Dealers.
•	The Estimated Value Of The Securities Is Not An Indication Of The Price, If Any, At Which Wells Fargo Securities, LLC Or Any Other Person May Be Willing To Buy The Securities From You In The Secondary Market.
•	The Value Of The Securities Prior To Stated Maturity Will Be Affected By Numerous Factors, Some Of Which Are Related In Complex Ways.

•	The Securities Will Not Be Listed On Any Securities Exchange And The Issuer Does Not Expect A Trading Market For The Securities To Develop.
•	The Amount You Receive On The Securities Will Depend Upon The Performance Of The Index And Therefore The Securities Are Subject To The Following Risks, As Discussed In More Detail In The Product Supplement:
•	Your Return On The Securities Could Be Less Than If You Owned Securities Included In The Index.
•	Historical Levels Of The Index Should Not Be Taken As An Indication Of The Future Performance Of The Index During The Term Of The Securities.
•	Changes That Affect The Index May Adversely Affect The Value Of The Securities And The Amount You Will Receive At Stated Maturity.
•	The Issuer Cannot Control Actions By Any Of The Unaffiliated Companies Whose Securities Are Included In The Index.
•	The Issuer And Its Affiliates Have No Affiliation With The Index Sponsor And Have Not Independently Verified Their Public Disclosure Of Information.
•	The Stated Maturity Date May Be Postponed If The Calculation Date Is Postponed.
•	The Issuer’s Economic Interests And Those Of Any Dealer Participating In The Offering Are Potentially Adverse To Your Interests.
•	The calculation agent is the Issuer’s affiliate and may be required to make discretionary judgments that affect the return you receive on the securities.
•	The estimated value of the securities was calculated by the Issuer’s affiliate and is therefore not an independent third-party valuation.
•	Research reports by the Issuer’s affiliates or any participating dealer or its affiliates may be inconsistent with an investment in the securities and may adversely affect the level of the Index.
•	Business activities of the Issuer’s affiliates or any participating dealer or its affiliates with the companies whose securities are included in the Index may adversely affect the level of the Index.
•	Hedging activities by the Issuer’s affiliates or any participating dealer or its affiliates may adversely affect the level of the Index.
•	Trading activities by the Issuer’s affiliates or any participating dealer or its affiliates may adversely affect the level of the Index.
•	A participating dealer or its affiliates may realize hedging profits projected by its proprietary pricing models in addition to any selling concession and/or distribution expense fee, creating a further incentive for the participating dealer to sell the securities to you.
•	The U.S. Federal Tax Consequences Of An Investment In The Securities Are Unclear.

Not suitable for all investors

Investment suitability must be determined individually for each investor. The securities described herein are not a suitable investment for all investors. In particular, no investor should purchase the securities unless they understand and are able to bear the associated market, liquidity and yield risks. Unless market conditions and other relevant factors change significantly in your favor, a sale of the securities prior to maturity is likely to result in sale proceeds that are substantially less than the original offering price per security. Wells Fargo Securities, LLC and its affiliates are not obligated to purchase the securities from you at any time prior to maturity.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling your financial advisor or by calling Wells Fargo Securities at 866-346-7732.

Not a research report

This material was prepared by Wells Fargo Securities, LLC, a registered broker-dealer and separate non-bank affiliate of Wells Fargo & Company. This material is not a product of Wells Fargo & Company or Wells Fargo Securities, LLC research departments.

Consult your tax advisor

Investors should review carefully the accompanying preliminary pricing supplement, product supplement, market measure supplement, prospectus supplement and prospectus and consult their tax advisors regarding the application of the U.S. federal tax laws to their particular circumstances, as well as any tax consequences arising under the laws of any state, local or non-U.S. jurisdiction.

The S&P 500 Index is a product of S&P Dow Jones Indices LLC (“SPDJI”), and has been licensed for use by Wells Fargo & Company (“WFC”). Standard & Poor’s®, S&P® and S&P 500® are registered trademarks of Standard & Poor’s Financial Services LLC (“S&P”); Dow Jones® is a registered trademark of Dow Jones Trademark Holdings LLC (“Dow Jones”); and these trademarks have been licensed for use by SPDJI and sublicensed for certain purposes by WFC. The securities are not sponsored, endorsed, sold or promoted by SPDJI, Dow Jones, S&P, their respective affiliates, and none of such parties make any representation regarding the advisability of investing in such product(s) nor do they have any liability for any errors, omissions, or interruptions of the S&P 500 Index.

Wells Fargo Advisors is a trade name used by Wells Fargo Clearing Services, LLC and Wells Fargo Advisors Financial Network, LLC, members SIPC, separate registered broker-dealers and non-bank affiliates of Wells Fargo & Company.

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